                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 53)


                               CITICASTERS INC.
                                (Name of Issuer)


                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)



                                   172936-10-6
                                 (CUSIP Number)



                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 5, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 26 Pages

    CUSIP NO. 172936-10-6          13D             Page 2 of 26 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.             31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

              SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              5,044,593 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10   SHARED DISPOSITIVE POWER
              5,044,593 (See Item 5)

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              5,044,593 (See Item 5)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.5% (See Item 5)

    14   TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 172936-10-6          13D             Page 3 of 26 Pages

    1    NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              American Financial Enterprises, Inc.            31-0996797

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              Not Applicable.

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)         [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut Corporation

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
              SOLE VOTING POWER
              ---

    8    SHARED VOTING POWER

              1,740,794 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              ---

    10   SHARED DISPOSITIVE POWER
              1,740,794 (See Item 5)

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,740,794 (See Item 5)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     [X]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.9%

    14   TYPE OF REPORTING PERSON*
             HC

    CUSIP NO. 172936-10-6          13D             Page 4 of 26 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

             SOLE VOTING POWER
              2,319,796

    8    SHARED VOTING POWER
              5,044,593 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              2,319,796

    10    SHARED DISPOSITIVE POWER
              5,044,593 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              7,364,389 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              54.7% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 172936-10-6          13D             Page 5 of 26 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner III

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

             SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              5,044,593 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              5,044,593 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              5,044,593 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 172936-10-6          13D             Page 6 of 26 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              S. Craig Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

             SOLE VOTING POWER
              45,000

    8    SHARED VOTING POWER
              5,044,593 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               45,000

    10    SHARED DISPOSITIVE POWER
              5,044,593 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              5,089,593 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.8% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 172936-10-6          13D             Page 7 of 26 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

             SOLE VOTING POWER
              12,000

    8    SHARED VOTING POWER
              5,044,593 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              12,000

    10    SHARED DISPOSITIVE POWER
              5,044,593 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              5,056,593 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    Item 1. Security and Issuer.

            This Amendment No. 53 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on April 12, 1995, relative to the $.01 par value Class A Common Stock ("Class A Common Stock,") issued by Citicasters Inc. ("Citicasters").

            The principal executive offices of Citicasters are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

            As of September 1, 1995, the Lindner Family beneficially owned approximately 49.9% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). At that date, AFC beneficially owned 82.6% of the outstanding common stock of AFEI and its designees constituted a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

    Item 2. Identity and Background.

            See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Financial, AFC and AFEI.

    Item 4. Purpose of the Transaction.

            On August 28, 1995, Citicasters announced that it had entered into an agreement with OmniAmerica Group, Inc. ("Omni") pursuant to which Citicasters agreed to acquire Omni through a merger transaction. Under the terms of the Merger Agreement, Citicasters is expected to issue 2.75 million shares of its common stock to the current shareholders of Omni.

            The Reporting Persons consider their beneficial ownership of Citicasters equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Citicasters equity securities or dispose of some or all of the Citicasters equity securities which they beneficially own.

            The Reporting Persons have substantial influence over the management and operations of Citicasters and participate in the formulation, determination and direction of business policies. Carl H. Lindner is the Chairman of the Board and Chief Executive Officer of Citicasters; S. Craig Lindner is a member of the Citicasters Board of Directors. Designees of the Reporting Persons (including Carl H. Lindner and S. Craig Lindner) constitute four of six members on Citicasters' Board of Directors. As a result of the foregoing, the Reporting Persons may be deemed to be controlling persons of Citicasters.

            Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
    Schedule 13D.

    Item 5. Interest in Securities of the Issuer.

            As of September 8, 1995, the Reporting Persons beneficially owned 7,421,389 shares (or approximately 55.1% of the outstanding shares) of Citicasters Common Stock as follows:

               Holder                             Number of Shares (a)

               GAI                                     3,051,799 (b)
               AFEI                                    1,740,794
               SIC                                       252,000 (c)
               Carl H. Lindner                         2,172,009
               CHL Foundation                            147,787 (d)
               S. Craig Lindner                           45,000 (e)
               Keith E. Lindner                           12,000 (f)
                             Total:                    7,421,389


    (a)     As adjusted to reflect the three for two stock split effective
            May 1995.
    (b)     GAI = Great American Insurance Company, 100% owned by AFC.
    (c)     SIC = Stonewall Insurance Company, 100% owned by AFC.
    (d) CHL Foundation = The Carl H. Lindner Foundation, a charitable foundation. CHL has voting power over the securities held therein.
    (e) Includes 33,000 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power.
    (f) These shares are held in a trust for the benefit of the minor children of his brother, S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

            Certain officers and directors of American Financial, AFC and AFEI beneficially own shares of Citicasters Common Stock as follows:


                        Holder                     Number of Shares

                     James E. Evans                    60,000
                     Fred J. Runk                      30,040
                     Thomas E. Mischell                17,346
                     Sandra W. Heimann                 74,326
                     Robert C. Lintz                   30,000
                     Ronald F. Walker                  30,000


            On July 17, 1995 and August 30, 1995 Fred J. Runk purchased 4 shares at $27.75 and 66 shares at $37.50, respectively. As of September 8, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Citicasters' equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AFEI.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In connection with the proposed merger transaction between Citicasters and Omni referred to in Item 4, American Financial and Carl
    H. Lindner have entered into a voting agreement (the form of which is attached hereto as Exhibit 2) pursuant to which American Financial and Carl H. Lindner have agreed to vote in favor of the merger at any meeting of Citicasters' shareholders called for that purpose.

    Item 7. Material to be filed as Exhibits.

            (1)      Schedule referred to in Item 2.

            (2)      Voting Agreement dated September 5, 1995 referred to in
                     Item 6.

            (3) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

            (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  September 13, 1995

                               AMERICAN FINANCIAL GROUP, INC.

                                By: James C. Kennedy
                                     James C. Kennedy, Secretary


                               AMERICAN FINANCIAL CORPORATION


                               By: James C. Kennedy
                                      James C. Kennedy, Deputy General
                                      Counsel and Secretary

                               AMERICAN FINANCIAL ENTERPRISES, INC.


                               By: James C. Kennedy
                                   James C. Kennedy, Deputy General
                                     Counsel and Secretary


                                      James C. Kennedy
                                    James C. Kennedy, As
                                      Attorney-in-Fact for:
                                         Carl H. Lindner
                                         Carl H. Lindner III
                                         S. Craig Lindner
                                         Keith E. Lindner

    Exhibit 1

    Item 2.  Identity and Background.

            American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Financial operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

            Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

            Carl H. Lindner III's principal occupation is as President of American Financial.

            S. Craig Lindner's principal occupations are as Vice Chairman of American Financial and President of American Annuity Group, Inc., a subsidiary of American Financial.

            Keith E. Lindner's principal occupations are as Vice Chairman of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial.


            The identity and background of the executive officers, directors and controlling persons of American Financial (other than the Lindner Family, which is set forth above) are as follows:

            1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

            2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is presently a director of American Financial.

            3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

            4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Financial. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            6. Neil M. Hahl's principal occupation is as a Senior Vice President of American Financial. He is presently a director of American Financial.

            7. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial.

            8. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial.

            The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

            1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

            2. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

            3. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of AFC. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            4. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            5. James E. Evans is Vice President and General Counsel of AFC. His principal occupation is as Senior Vice President and General Counsel of American Financial.

            6. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

            7. Robert C. Lintz's principal occupation is as a Vice President of AFC.

            8. Thomas E. Mischell is a Vice President of AFC. His principal occupation is as Senior Vice President - Taxes of American Financial.

            9. Fred J. Runk is Vice President and Treasurer of AFC. His principal occupation is as Senior Vice President and Treasurer of American Financial.

            American Financial Enterprises, Inc., a Connecticut corporation ("AFEI"), is the successor company to The New York, New Haven and Hartford Railroad Company. AFEI's assets are invested primarily in the common stock of American Financial, American Annuity Group, Inc. and Citicasters Inc. The address of the principal executive offices of AFEI is One East Fourth Street, Cincinnati, Ohio, 45202.

            The identity and background of the executive officers, directors and controlling persons of AFEI (other than the Lindner Family, which is set forth above) are as follows:

            1. Robert D. Lindner's principal occupation is as Chairman of the Board of Directors of United Dairy Farmers, Inc. He is presently a director of AFEI.

            2. Julius S. Anreder's principal occupation is as Vice President of Oscar Gruss & Son, Inc. He is presently a director of AFEI and is a member of the Audit Committee of AFEI's Board of Directors.
    Mr. Anreder's business address is 74 Broad Street, New York, New York,
    10004.

            3. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is presently a director, Vice President and General Counsel of AFEI.

            4. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is presently a director, Vice President and Treasurer of AFEI.

            5. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is presently a Vice President of AFEI.

            6. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFEI.

            The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

            The Lindner Family, American Financial and AFC may be deemed to be controlling persons with respect to AFEI.

            Unless otherwise noted, the business address of American Financial, AFC, AFEI and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

            None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Exhibit 2

                                VOTING AGREEMENT

            THIS VOTING AGREEMENT ("Voting Agreement") is made as of September 5, 1995 by and among ____________________, as representative for the "Target Holders" (as defined in the Plan of Acquisition, Reorganization and Merger dated as of September 5, 1995 (the "Agreement") by and among CBGC, Inc., Citicasters Inc., Citicasters Acquisition, Inc. and said Target Holders), CARL H. LINDNER ("CHL") and AMERICAN FINANCIAL GROUP, INC., an Ohio corporation ("AFG") (CHL and AFG collectively, the "Stockholders").

                                 R E C I T A L S

            WHEREAS, CBGC, INC. an Ohio corporation ("Newco"), Citicasters Inc., a Florida corporation ("Citicasters"), Citicasters Acquisition, Inc., a Florida corporation ("Acquisition") and the Target Holders are party to the Agreement; and

            WHEREAS, the Stockholders are principal stockholders of Citicasters; and

            WHEREAS, as a condition to the willingness of the Target Holders to enter into the Agreement, the Target Holders have required that the Stockholders agree to enter into the Agreement;

            NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE 1

                                   AGREEMENTS

            SECTION 1.1 Voting Agreement. The Stockholders hereby agree that, until the termination of this Voting Agreement, at any meeting of the stockholders of Citicasters or any adjournment thereof, however called, or in any other circumstances upon which his or its vote, consent or other approval is sought, the Stockholders shall vote or cause to be voted all shares of capital stock of Citicasters beneficially owned by the Stockholders (collectively, the "Shares") in favor of the Reorganization, the Citicasters Reorganization Agreement, the Merger, the Agreement, the Target Acquisition and the other transactions contemplated by the Agreement (collectively, the "Transactions") and against any proposal for any action or agreement that would in any manner impede, frustrate, prevent or nullify any of the Transactions, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Citicasters or Newco under the Agreement or that would result in any of the conditions to the Target Holder's or Newco's or Citicasters' obligations under the Agreement not being fulfilled ("Competing Transaction"). The Stockholders acknowledge receipt of a copy of the Agreement.

            SECTION 1.2      No Inconsistent Arrangements.

                     (a) Each of the Stockholders hereby covenants and agrees that, until the termination of this Voting Agreement and except as contemplated by this Voting Agreement, he or it shall not: (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, or enter into discussions or negotiations with any party for or with respect to the transfer of, any or all of his or its Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his or its Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to his or its Shares; (iv) deposit his or its Shares into a voting trust or enter into a voting agreement or arrangement with respect to his or its Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby or in the Agreement.

                     (b)     Notwithstanding Section 1.2(a)  and 1.5
    hereof, each Stockholder may enter into discussions or negotiations relating to a transfer of shares and may transfer shares as follows:
    (i) to any person who shall have agreed to be bound by all of the obligations of the Stockholder hereunder with respect to such Shares and shall have executed a counterpart of this Voting Agreement for such purpose; (ii) by operation of law in the event of the death or incapacity of the Stockholder; (iii) pursuant to any written agreement respecting such transfer made prior to the date hereof, a copy of which has been furnished to the Target Holders prior to the date hereof; (iv) pursuant to an underwritten public offering; or (v) as part of a charitable contribution.

            SECTION 1.3 No Solicitation. Each Stockholder hereby covenants and agrees that, until the termination of this Voting Agreement, he or it shall not, directly or indirectly, through any officer, director, agent or otherwise, initiate, solicit, encourage, negotiate or discuss with any third party, or take any other action to facilitate any inquiries with respect to or the making of, any proposal that constitutes or may reasonably be expected to lead to a Competing Transaction, or, unless otherwise required by law, furnish to any other person any information with respect to Citicasters or its subsidiaries or afford access to any of the properties, books or records of Citicasters or its subsidiaries for the purposes of, or cooperate with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to seek or effect a Competing Transaction.

            SECTION 1.4 Certain Events. Each Stockholder agrees that, except for Shares transferred pursuant to Sections 1.2(b)(ii), 1.2(b)(iii), 1.2(b)(iv) or 1.2(b)(v), this Voting Agreement and the obligations hereunder shall attach to his or its Shares and shall be binding upon any person or entity to which legal or beneficial ownership of his or its Shares shall pass, whether by operation of law or otherwise, including without limitation his heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Citicasters affecting Citicasters capital stock or the acquisition of additional shares of Citicasters capital stock or other voting securities of Citicasters by the Stockholders, the number of Shares as to which the Stockholders are bound hereby shall be appropriately adjusted and this Voting Agreement and the obligations hereunder shall attach to any additional shares of Citicasters capital stock or other voting securities of Citicasters issued to or acquired by the Stockholders.

            SECTION 1.5 Best Efforts. Subject to the terms and conditions of this Voting Agreement, each of the parties hereto agrees to use its or his best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to (i) consummate and make effective the transactions contemplated by the Agreement and by this Voting Agreement; and (ii) assist Citicasters in securing stockholder approval of the Transactions at any meeting of the Citicasters Stockholders held for such purpose. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any governmental or regulatory authority, domestic or foreign, in connection with this Voting Agreement and the transactions contemplated hereby.

            SECTION 1.6 Further Assurances. The Stockholders shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in the Target Holders the power to carry out the provisions of this Voting Agreement.

                                    ARTICLE 2

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

            The Stockholders hereby represent and warrant to the Target Holders as follows:

            SECTION 2.1 Ownership, Voting Authority. Each of the Stockholders is the legal or beneficial owner of, or exercises voting control over, the Shares set forth opposite his or its name on the signature page hereof.

            SECTION 2.2 Authority Relative to this Voting Agreement. Each Stockholder has all necessary power and authority to execute and deliver this Voting Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Voting Agreement by the Stockholders and the consummation by the Stockholders of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholders, and no other proceedings on the part of the Stockholders are necessary to authorize this Voting Agreement or to consummate such transactions. This Voting Agreement has been duly and validly executed and delivered by or on behalf of the Stockholders and, assuming this Voting Agreement constitutes a valid and binding obligation of the Target Holders, constitutes a valid and binding obligation of the Stockholders, enforceable against the Stockholders in accordance with its terms.

            SECTION 2.3 No Conflict; Required Filings and Consents. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the execution and delivery of this Voting Agreement by the Stockholders do not, and the performance of this Voting Agreement by the Stockholders shall not: (i) conflict with or violate the certificate of incorporation or by-laws or comparable organizational documents of the Stockholders; (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholders or by which the Shares beneficially owned by the Stockholders are bound or affected;
    (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, contract, indenture, note or instrument to which the Stockholders are a party or by which the Stockholders are bound or affected, except for any such breaches, defaults or other occurrences that would not cause or create a material risk of non-performance or delayed performance by the Stockholders of its obligations under this Voting Agreement; or (iv) require any filing by the Stockholders with, or any permit, authorization consent or approval of, any governmental or regulatory authority, domestic or foreign.

                                    ARTICLE 3

                                  MISCELLANEOUS

            SECTION 3.1 Specific Performance. The parties hereto agree that if any of the provisions of this Voting Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

            SECTION 3.2 Entire Agreement. This Voting Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

            SECTION 3.3 Amendment. This Voting Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

            SECTION 3.4 Severability. If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other provisions of this Voting Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of this Voting Agreement is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Voting Agreement remain as originally contemplated to the fullest extent possible.

            SECTION 3.5 Governing Law. This Voting Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without regard to any applicable conflicts of law principles.

            SECTION 3.6 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to the Target Holders, to their addresses set forth in Section 10.1 of the Agreement; and (ii) if to the Stockholders, to their address set forth in Section 10.1 of the Agreement unless another address is specified on the signature pages hereof.

            SECTION 3.7 Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its own behalf.

            SECTION 3.8 Interpretation. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Voting Agreement. Capitalized terms used in this Voting Agreement shall have the meanings respectively ascribed thereto in the Agreement.

            SECTION 3.9 Termination. This Voting Agreement may only be terminated: (i) with the written consent of Newco, Citicasters, the Stockholders and the Target Holders; or (ii) upon the termination of the Agreement. No termination of this Voting Agreement shall expand, extend, limit or reduce any of the rights or remedies of any party to the Agreement.

            IN WITNESS WHEREOF, _______________, as representative for the Target Holders, CHL and AFG have caused this Voting Agreement to be duly executed on the date hereof.


    __________________________________________,
    as representative for the Target Holders



    By:________________________________________

    Title:_____________________________________



    __________________________________________
    Carl H. Lindner


    AMERICAN FINANCIAL GROUP, INC.


    By:________________________________________

    Title:_____________________________________

    Exhibit 3                       AGREEMENT

            This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION
                                      AMERICAN FINANCIAL ENTERPRISES, INC.

                                      By:   /s/ James E. Evans
                                          James E. Evans
                                          Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                          Carl H. Lindner
                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III
                                      /s/ S. Craig Lindner
                                          S. Craig Lindner
                                      /s/ Keith E. Lindner
                                          Keith E. Lindner

    Exhibit 4
                                POWER OF ATTORNEY



            I, Carl H. Lindner, do hereby appoint James E. Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                      /s/ Carl H. Lindner
                                          Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ S. Craig Lindner
                                            S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                       /s/ Keith E. Lindner
                                           Keith E. Lindner